News Release	AMEX, TSX Symbol: NG

NovaGold Enters into $30 Million Credit Facility

February 4, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that it has entered into an agreement with The Bank of Nova Scotia for a C$30 million credit facility maturing on July 30, 2008. The proceeds borrowed under the credit facility will be used by NovaGold Resources Inc. (“NovaGold”) for general corporate purposes.

The credit facility will bear variable interest based on The Bank of Nova Scotia’s Canadian prime rate, or United States base rate. The loan is secured only against certain marketable securities held by NovaGold Canada Inc., a wholly-owned subsidiary of NovaGold. NovaGold Canada Inc. has also guaranteed the obligations of NovaGold related to the credit facility.

The credit facility provides the usual and customary representations and warranties, and covenants and negative covenants restricting the amount of indebtedness. Advances under the credit facility are subject to customary conditions.

“With this $30 million credit facility, we are pleased to strengthen our relationship with Scotiabank, one of North America’s leading financial institutions,” said Don MacDonald, Senior Vice President and CFO of NovaGold. “We look forward to working with Scotiabank as we continue to advance our portfolio of projects and examine new opportunities.”

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). NovaGold also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227